

TRANSMISSÃO PAULISTA

03 APR 15 AM 7:21

Data São Paulo, April 8, 2003 Ref/CT/F/01099/2003.

Mr. Frank Zarb and Ms. Mariana Prieto
Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W
Room 3099
Mail Stop 3-9
Washington, D.C. 20549

SUPPL

Re: Companhia de Transmissão de Energia Elétrica Paulista
No. CUSIP no. 20441Q107 (Common)
SEC F-6 File No. : 333-10808
Nº CUSIP no. 20441Q206 (Preferred)
SEC F-6 File No.: 333-10806
Exemption # **82-04980**



03050957

Gentleman/Madam:

We are enclosing herewith, a translation of the Companhia de Transmissão de Energia Elétrica Paulista's Call Notice of the Ordinary and Extraordinary General Shareholders Meetings, for your archives. We submit this information to you in order to maintain the exemption, pursuant to rule 12g3-2 (b), under the Securities Exchange Act of 1934.

Sincerely Yours,

Manoel Carlos V. Coronado
Investors Relations Assistant

Copy to: Glorinete Laurentino
The Bank of New York

5/30

Rua Bela Cintra, 84
01415-903 - São Paulo - S
Pabx.: (0xx11) 3138-7000


TRANSMISSÃO
PAULISTA

CTEEP - COMPANHIA DE TRANSMISSÃO DE ENERGIA ELÉTRICA PAULISTA

CNPJ 02.998.611/0001-04

OPEN CAPITAL COMPANY

ORDINARY AND EXTRAORDINARY GENERAL SHAREHOLDERS' MEETINGS

CALL NOTICE

As provided for in Articles 10 and 11 of the Bylaws, the Shareholders are called to meet in Ordinary and Extraordinary General Shareholders' Meetings of this Company, to be held on April 25, 2003, at 9:00 a.m., in its head office, at Rua Bela Cintra, 847 - 9th floor, in this city, in order to deliberate on the following Agenda:

a) accounts of the administrators and financial statements as of the fiscal year of 2002;

b) imputation of 136,353,000.00 of remuneratory interest on own capital, equivalent to R$ 0.9133735 per lot of a thousand shares, already paid and whose credit was previously approved by the Board of Directors, to the value of the dividends regarding the fiscal year of 2002, as provided for in paragraph 3 of article 31, of the Bylaws;

c) destination of R$ 12,782,077.16 to the shareholders, as additional dividends, equivalent to R$ 0.0856219 per lot of a thousand shares, regarding the fiscal year of 2002, to be paid within the term of 60 days after the holding of the Ordinary General Shareholders' Meeting;

d) election of the members of the Audit Committee, regular and alternate;

e) establishment of the remuneration of the members of the Executive Committee, Board of Directors and Audit Committee;

f) ratification of the election of the members of the Board of Directors;

g) other matters of corporate object.

São Paulo, March 10, 2003

Mauro Guilherme Jardim Arce
President of the Board of Directors